SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY	JURISDICTION OF INCORPORATION

Electro Energy, Inc.	Delaware

Mobile Energy Products, Inc. d/b/a Electro Energy Mobile Products, Inc.	Delaware